Verso Paper Corp.
Verso Paper Holdings LLC 6775 Lenox Center Court Suite 400 Memphis, TN 38115-4436
Robert P. Mundy
Senior Vice President and
Chief Financial Officer

T 901-369-4128
robert.mundy@versopaper.com
www.versopaper.com

September 25, 2012

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-7010
Attention:	H. Roger Schwall
Assistant Director

Re:	Verso Paper Corp. / Verso Paper Holdings LLC
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 6, 2012
Form 10-Q for the Fiscal Quarter Ended June 30, 2012
Filed August 9, 2012
File No. 1-34056 / 333-142283

Dear Mr. Schwall:

Thank you for the Staff’s comments concerning the above-referenced periodic reports, as set forth in your letter dated September 14, 2012.  I am pleased to submit this response to the Securities and Exchange Commission (the “Commission”) on behalf of Verso Paper Corp. (“Verso Paper”) and Verso Paper Holdings LLC (“Verso Holdings”).  Verso Paper and Verso Holdings are referred to herein individually and collectively, as appropriate, as “we,” “us,” “our,” or the “Company.”  For convenient reference, we have prefaced each of our responses with your comment in bold and each of our responses is keyed to the numerical order of your comments.

Division of Corporation Finance
September 25, 2012

Form 10-K for Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.
Please clarify the time period during which you expect to achieve the “additional $68 million in cost reductions.”  Also, clarify the extent of cost reductions for the relevant quarter or year as compared to the aggregate amount of $68 million.  Additionally, to the extent material, describe how the permanent closure of your Sartell Mill affects the cost reduction plan.

Response

The Company utilizes a manufacturing excellence program to take advantage of the financial opportunities that exist between the current or historical performance of our mills and the best performance possible given usual and normal constraints (i.e., configuration, geographical, and capital constraints).    We also actively pursue renewable energy opportunities which include the development of renewable energy capital projects at our mills in Quinnesec, Michigan, and Bucksport, Maine.  The estimated $68 million in cost reductions from these programs will be reduced by approximately $3 million due to the closure of the Sartell Mill.  Of the remaining estimated $65 million in cost reductions, $42 million are expected to be realized in 2012 and the remaining $23 million are expected to be realized in 2013.

Reconciliation of Cash Flows from Operating Activities to Adjusted EBITDA, page 36

2.
Disclosure under this section indicates that you believe EBITDA is a performance measure, and not a liquidity measure.  In view of this, explain to us why you believe it is appropriate to reconcile this measure to cash flows from operating activities.  See Compliance and Disclosure Interpretation 103.02.

Response

The Company respectfully advises the Staff that the Company considers EBITDA to be a performance measure and Adjusted EBITDA to be a liquidity measure.  Accordingly, EBITDA is reconciled to net income on pages 26 and 27 of our Form 10-K, and Adjusted EBITDA is reconciled to cash flows from operating activities on page 37 of our Form 10-K.  In future filings, the Company will cross-reference the reconciliation of EBITDA to net income provided in Item 6, Selected Financial Data, to its discussion of EBITDA in the Reconciliation of Cash Flows from Operating Activities to Adjusted EBITDA section of its MD&A.

3.
Your description of adjusted EBITDA indicates that it is EBITDA further adjusted to exclude “unusual” items.  Explain to us which of the adjustments you have determined to be “unusual”, and explain how this determination takes into consideration the requirements in Item 10(e)(1)(ii)(B) of Regulation S-K.  For further guidance, see Compliance and Disclosure Interpretation 102.03.

Response

The Company respectfully advises the Staff that we consider our alternative fuel tax credits and goodwill impairment charges to be unusual in nature.  However, additional adjustments permitted in calculating covenant compliance are also presented.  In future filings, beginning with the next Quarterly Report on Form 10-Q, the Company will clarify its reconciliation of adjusted EBITDA by removing the reference to “unusual” items and providing disclosure similar to that below (revised/additional language is marked in bold):

Division of Corporation Finance
September 25, 2012

“Adjusted EBITDA is EBITDA further adjusted to eliminate the impact of certain items that we do not consider to be indicative of the performance of our ongoing operations and other pro forma adjustments permitted in calculating covenant compliance under the indentures governing our notes.  You are encouraged to evaluate each adjustment and to consider whether the adjustment is appropriate.  In addition, in evaluating adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the adjustments included in the presentation of adjusted EBITDA.”

4.
Your description of adjusted EBITDA also indicates that the adjustments for the pro forma effects of your profitability program are permitted in calculating covenant compliance under the indentures governing your notes, and that the resulting Adjusted EBITDA provides additional information to investors to demonstrate your compliance with your financial covenants.  Provide us, as supplemental information, the language in the indentures that defines the calculation of Adjusted EBITDA and permits the pro forma adjustments.  Separately, given the apparent significance of the underlying covenants, explain to us how you considered expanding this section of your MD&A to include the following:

●	The material terms of the covenant, including the borrowings to which they relate;

●	The amount or limit required for compliance with the covenants, and;

●	The actual or reasonably likely effect of compliance or non-compliance with the covenants on your financial condition and liquidity.

Response

In response to the Staff’s request that the Company provide the Staff with the language in the indentures that defines the calculation of Adjusted EBITDA and permits the pro forma adjustments, we have attached to this letter as ANNEX A – DEFINITIONS the definitions of Adjusted EBITDA and Fixed Charge Coverage Ratio (with the pertinent language in each definition in bold) that are contained in each of the indentures (the “Indentures”) governing Verso Holdings’ currently outstanding 11.75% Senior Secured Notes due 2019, 11.75% Secured Notes due 2019, 8.75% Second Priority Senior Secured Notes due 2019, and 11.375% Senior Subordinated Notes due 2016.  Similar definitions were also contained in the indentures governing Verso Holdings' 11.5% Senior Secured Notes due 2014 and Second Priority Senior Secured Floating Rate Notes due 2014, which were outstanding during the periods for which our Form 10-K was filed.

Division of Corporation Finance
September 25, 2012

The Company has considered the Staff’s question as to why we have not expanded our MD&A to include the material terms of the covenants, the amount or limit required for compliance with the covenants, and the actual or reasonable likely effects of compliance or non-compliance with the covenants on our financial condition and liquidity.  The material covenants in each of the Indentures that are impacted by the calculation of Adjusted EBITDA are those that govern the amount of indebtedness that Verso Holdings and its subsidiaries may incur, whether Verso Holdings may make certain dividends, distributions or payments on subordinated indebtedness, and whether Verso Holdings may merge with another company.  Although there are limited baskets for incurring indebtedness contained in the Indentures, the primary means for incurring additional indebtedness under the Indentures is to have a pro forma Fixed Charge Coverage Ratio of at least 2.00 to 1.00 after the incurrence of such additional indebtedness.  This same test also applies to most dividends and other payments made in respect of Verso Holdings’ equity and subordinated indebtedness and also to whether Verso Holdings may merge with another company.  In the case of a merger, Verso Holdings may merge so long as either its Fixed Charge Coverage Ratio is at least 2.00 to 1.00 or that same ratio improves after giving pro forma effect to the merger.  If Verso Holdings were not able to meet the Fixed Charge Coverage Ratio requirement contained in these covenants, it would limit our long-term growth prospects, as it would severely hinder Verso Holdings’ ability to incur additional indebtedness for the purpose of completing acquisitions or capital improvement programs, among other things.  In addition, if the ratio test were not met, distributions by Verso Holdings to Verso Paper would also be severely restricted.   In future filings, beginning with the next Quarterly Report on Form 10-Q, the Company will expand the section of the MD&A entitled “Covenant Compliance” to include the description set forth above of these covenants, the ratio tests and their potential effects on the company if not met by providing disclosure similar to that below (additional language is marked in bold):

“Covenant Compliance

The credit agreements for our revolving credit facilities and the indentures governing our notes contain affirmative covenants as well as restrictive covenants that limit our ability to, among other things, incur additional indebtedness; pay dividends or make other distributions; repurchase or redeem our stock; make investments; sell assets, including capital stock of restricted subsidiaries; enter into agreements restricting our subsidiaries’ ability to pay dividends; consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; enter into transactions with our affiliates; and incur liens.  These covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions.  The material covenants in the indentures that are impacted by the calculation of Adjusted EBITDA are those that govern the amount of indebtedness that Verso Holdings and its subsidiaries may incur, whether Verso Holdings may make certain dividends, distributions or payments on subordinated indebtedness, and whether Verso Holdings may merge with another company.  Although there are limited baskets for incurring indebtedness contained in the indentures, the primary means for incurring additional indebtedness under the Indentures is to have a pro forma Fixed Charge Coverage Ratio of at least 2.00 to 1.00 after the incurrence of such additional indebtedness.  This same test also applies to most dividends and other payments made in respect of Verso Holdings’ equity and subordinated indebtedness and also to whether Verso Holdings may merge with another company.  In the case of a merger, Verso Holdings may merge so long as either its Fixed Charge Coverage Ratio is at least 2.00 to 1.00 or that same ratio improves after giving pro forma effect to the merger.  If Verso Holdings were not able to meet the Fixed Charge Coverage Ratio requirement contained in these covenants, it would limit our long-term growth prospects, as it would severely hinder Verso Holdings’ ability to incur additional indebtedness for the purpose of completing acquisitions or capital improvement programs, among other things.  In addition, if the ratio test were not met, distributions by Verso Holdings to Verso Paper would also be severely restricted.   As of June 30, 2012, we were in compliance with the covenants in our debt agreements.”

Division of Corporation Finance
September 25, 2012

Financial Statements, page 45

Notes to Consolidated Financial Statements, page 56

Note 5, Intangibles and Other Assets, page 63

5.
Disclosure under this note indicates that, during the year ended December 31, 2011, you did not record any impairment charges on long-lived assets or other intangible assets as no significant events occurred requiring non-financial assets and liabilities, other than goodwill, to be measured at fair value (subsequent to initial recognition).  Explain to us whether this means that you did not perform any impairment testing on long-lived assets or other intangible assets, or that you did perform impairment testing and concluded that no impairment charges were necessary.

To the extent that you did not perform any impairment testing, explain to us your basis for concluding that impairment testing was not required.  As part of your response, explain how you considered the guidance in FASB ASC paragraph 360-10-35-21(e).

To the extent that you did perform impairment testing and concluded that no impairment charges were necessary, provide to us a reasonably detailed summary of the key assumptions and results of the impairment tests.

Response

The Company respectfully advises the Staff that upon consideration of the difficult market conditions which resulted in a decline in customer demand and excess capacity in the coated paper markets and high raw material, energy, and distribution costs which challenged the profitability of our products, the Company performed impairment testing and evaluated long-lived assets and definite lived intangible assets for recoverability utilizing estimates of undiscounted future cash flows over the remaining life of the asset group.  As explained in our response to Comment 6 below, the Company has concluded that we have a single asset group.  The projected undiscounted cash flows from this analysis were in excess of the assets’ carrying values and thus did not indicate impairment and, accordingly, these assets were not required to be measured at fair value during 2011.  The disclosure noted in Question 5 was not intended to imply that we did not evaluate long-lived assets and definite lived intangible assets for impairment.  Additionally, our indefinite lived intangible assets were tested for impairment on their annual review date and no impairment was indicated.

The results of our recoverability analysis reflected undiscounted cash flows of approximately $1.8 billion, which exceeded the net book value of our long-lived assets of $0.9 billion, thereby indicating no impairment.  We utilized management’s operating plan to develop our estimated cash flows for 2011 – 2014, and extended our forecast from 2014 to 2020 as a proxy for the cash flows to be received over the asset group’s remaining useful life.  Management believes the useful lives of the assets within the asset group extend between 10 and 20 years for machinery and equipment and between 20 and 40 years for buildings.  Although management plans to utilize the long-lived assets beyond 2020, we did not extend our analysis beyond 2020 given the considerable excess of the undiscounted cash flows over the long-lived assets’ carrying values noted above.
In developing the cash flows for 2011 – 2014, we estimated nominal revenue growth in 2012 while estimating revenue growth of approximately 3% - 4% for 2013 and 2014.  These revenue estimates were based on expected industry pricing, which were derived, in part, from industry publications, as well as our expectations of future volume, which we expect to be slightly lower in each succeeding year from 2012 to 2014. For years beyond 2014, we estimated our revenue would be similar to 2014, with adjustments for inflation.

Division of Corporation Finance
September 25, 2012

In all periods of the forecast, we estimated our cost of goods sold would range between 80% and 82% of sales, based on our historical costs, our anticipated cost reductions from our cost reduction initiatives as noted in Question 1, as well as future expectations of key input costs.  We estimated that our selling, general and administrative costs would continue to trend at approximately 4% of sales, while we also have assumed that our capital expenditures necessary to maintain the service potential of our assets would range between $76 and $90 million per year, which is consistent with our historical spending.  We also estimate that changes in working capital as a result of changes in revenue and costs of goods sold would have a nominal impact on our estimated cash flows.

6.
Regarding your asset impairment testing policies, please explain to us how you have identified the assets or asset groups that represent the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets.

Response

The Company has concluded that we have a single asset group, as this represents the lowest level at which cash flows are identifiable across our integrated mill system.  In reaching this conclusion, we considered the nature of our product offerings to our customer base and our manufacturing and distribution organization and as well as the extent to which we manage our business utilizing centralized functions.

We operate 3 mills (4 mills prior to our decision to cease production at our Sartell Mill) as part of our integrated mill system, whereby we manufacture coated papers that are primarily used by catalog and magazine publishers.  Our 3 mills consist of 8 paper machines that manufacture primarily two grades of coated paper: coated groundwood and coated freesheet.  Many of our customers provide us with forecasts of their coated paper needs, which allow us to plan our production runs in advance, optimizing production over our integrated mill system.  As an example, we have the ability to produce various grades of coated groundwood and coated freesheet at more than one mill, whereby we strive to reduce our costs and increase our efficiencies by choosing where to manufacture the product.  We also maintain a network of distribution centers, located in the West, Midwest, South, and Northeast, close to our customer base.

Given the nature and size of our Company, we have centralized many decision-making and operating functions.  Our management team performs such functions for each of our mills.  As a result of the shared resources, there is a significant amount of shared costs across our mills, including that of our management team, human resources, accounting and data processing, research and development, purchasing, and distribution.  As an example, we have a centralized sales force including sales representatives and marketing professionals that is organized by our sales channels (direct sales, sales to brokers and merchants, and sales to printers), whereby these costs are not separately identifiable to a specific mill.

Division of Corporation Finance
September 25, 2012

Accordingly, the Company believes that the individual paper mills do not serve as an individual source of cash flows, but instead are a part of a group of assets that are used together to generate joint cash flows, and thus represent a single asset group.

Note 20, Information by Industry Segment, page 84

7.
It does not appear that you disclose a measure of total assets by segment.  In view of this, explain to us how you have considered the disclosure requirements of FASB ASC paragraphs 280-10-50-22 and 280-10-50-26.

Response

The Company respectfully advises the Staff that it has considered the disclosure requirements described in ASC 280-10-50-22, which specifies that a public entity should report a measure of total assets for each reportable segment.  The Company provides a broad spectrum of products through our integrated mill system which gives us the operational flexibility to adapt to market conditions.  Accordingly, our fixed assets are used across multiple segments.  Additionally, the Company has not identified a reasonable basis to allocate assets to its segments and, therefore, does not track assets separately by segment.

The Company considered the guidance in ASC 280-10-50-26, which states that, “if no asset information is provided for a reportable segment, that fact and the reason therefore shall be disclosed.”  Accordingly, in future filings, beginning with the next Quarterly Report on Form 10-Q, the Company will include the following additional language to the first paragraph in the Information by Industry Segment footnote (additional language is marked in bold):

“Our reporting segments correspond to the following three market segments in which we operate: coated papers, including coated groundwood and coated freesheet; hardwood market pulp; and other, consisting of specialty papers.  We operate primarily in one geographic segment, North America.  Our products are used primarily in media and marketing applications, including catalogs, magazines, and commercial printing applications such as high-end advertising brochures, annual reports, and direct-mail advertising.  Our assets are utilized across segments in our integrated mill system and are not identified by segment or reviewed by management on a segment basis.”

Verso Paper and Verso Holdings each hereby acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosures in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance
September 25, 2012

We trust that the foregoing sufficiently addresses your comments.  We would appreciate the opportunity to discuss any comments or questions you may have in advance of any written response the Staff may intend to provide in connection with the above.  If there is a need for additional information or clarification, please contact me at (901) 369-4128.

Sincerely,

/s/Robert P. Mundy
Robert P. Mundy
Senior Vice President and Chief Financial Officer
Verso Paper Corp. / Verso Paper Holdings LLC

cc:	Mr. David J. Paterson
President and Chief Executive Officer
Verso Paper Corp. / Verso Paper Holdings LLC

Mr. Peter H. Kesser
Senior Vice President, General Counsel and Secretary
Verso Paper Corp. / Verso Paper Holdings LLC

Division of Corporation Finance
September 25, 2012

ANNEX A

DEFINITIONS

“Adjusted EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:

(1) Consolidated Taxes; plus

(2) Consolidated Interest Expense; plus

(3) Consolidated Non-cash Charges; plus

(4) business optimization expenses and other restructuring charges or expenses (which, for the avoidance of doubt, shall include, without limitation, the effect of inventory optimization programs, plant closures, retention, systems establishment costs and excess pension charges); provided that with respect to each business optimization expense or other restructuring charge, the Company shall have delivered to the Trustee an Officers’ Certificate specifying and quantifying such expense or charge and stating that such expense or charge is a business optimization expense or other restructuring charge, as the case may be; plus

(5) the amount of management, monitoring, consulting and advisory fees and related expenses paid to the Sponsors (or any accruals relating to such fees and related expenses) during such period pursuant to the terms of the agreements between the Sponsors and the Company and its Subsidiaries as described with particularity in the Offering Circular and as in effect on the Issue Date; plus

(6) non-operating expenses (minus non-operating income);

less, without duplication,

(7) non-cash items increasing Consolidated Net Income for such period (excluding the recognition of deferred revenue or any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period and any items for which cash was received in a prior period).

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of Adjusted EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, repays, repurchases or redeems any Indebtedness (other than in the case of revolving credit borrowings or revolving advances under any Qualified Receivables Financing, in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period (including in the case of any such Incurrence or issuance a pro forma application of the net proceeds therefrom).

Division of Corporation Finance
September 25, 2012

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with Applicable Accounting Standards), in each case with respect to an operating unit of a business, and any operational changes that the Company or any of its Restricted Subsidiaries has both determined to make and made after August 1, 2006 and during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations (including the Transactions) discontinued operations and operational changes (and the change of any associated fixed charge obligations and the change in Adjusted EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period.  If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Company as set forth in an Officers’ Certificate, to reflect (1) operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable pro forma event (including, to the extent applicable, from the Transactions), and (2) all adjustments of the nature used in connection with the calculation of “Adjusted EBITDA” as set forth in footnote 3 to the “Summary Historical Financial Data” under “Offering Memorandum Summary” in each of the Offering Memoranda to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with Applicable Accounting Standards. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.